WilmerHale

March 22, 2007	Elizabeth P. Black

+1 617 526 6307 (t) +1 617 526 5000 (t) elizabeth.black@wilmerhale.com
BY ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Netezza Corporation
Registration Statement on Form S-1
Ladies and Gentlemen:
     Submitted herewith for filing on behalf of Netezza Corporation (the “Company”) is a Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of Common Stock of the Company.
     This filing is being effected by direct transmission to the Commission’s EDGAR System. On March 21, 2007, in anticipation of this filing, the Company caused the filing fee of $3,070 to be wire transferred to the Commission’s account at the Mellon Bank in Pittsburgh.
     The Registration Statement relates to the Company’s initial public offering of securities. It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible.
     Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.
     Please contact the undersigned at (617) 526-6307 or Patrick J. Rondeau at (617) 526-6670 with any questions or comments you may have regarding this filing.
Best regards,
/s/ Elizabeth P. Black
Elizabeth P. Black
cc: Patrick J. Rondeau
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
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